RECOUPMENT OF INVESTMENT

**FOR THE FEATURE FILM
"MARTINGALE"**

The following agreement (the "Agreement"), dated as of [EFFECTIVE DATE] , sets forth the understanding between Martingale, LLC ("Company"), on the one hand, and [INVESTOR NAME] ("Investor"), on the other hand, in connection with the Investor's provision of funds to the Company for the purpose of producing, completing, delivering, and marketing the motion picture presently entitled "Martingale" (the "Picture"), which will be produced by the Company. For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:
[i] Investor Funds.
Subject to the terms and conditions of this Agreement, the Investor agrees to provide the Company with $[AMOUNT]   (the "Investor Funds"), which Investor Funds will be applied toward the production & marketing budget of the Picture.

1.0   **Recoupment of Investment; Percentage Share of Profits**.

1.1.   First, to the Collection Agent for payment of fees and expenses owed by the Company, if applicable.

1.2.   Then, all actual state and local taxes and fees based on gross income and taxable income of the Company directly related to the Picture shall be deducted, not including taxes paid on behalf of the members;

1.3.   Then, all actual, out of pocket, third party costs of delivery not otherwise budgeted and required by distributors of the Picture shall be deducted to the extent not assumed by distributors as recoupable expenses;

1.4.   Then, a percentage of the remaining amounts of Gross Proceeds shall be allocated on a continuing basis to a reserve fund for payment of residuals as required by any applicable guild and/or union agreements (IE, 6.2% for SAG);

1.5.   Then, to the sales agent(s) for payment of the sales agency fees and expenses and for legal fees incurred in connection with the negotiation of all distribution and/or sales agency agreements;

1.1.   Then, to a reserve to pay for such working capital or reserves as Company reasonably determines to be necessary or appropriate for the proper operation of the Company's business, which shall be liquidated on an on-going basis every six (6) months, provided that Company shall be permitted to withhold a reasonable amount for the purposes herein, including for tax preparation; Not to exceed a total reserve of U.S Six Thousand Dollars ($6,000.00)

1.2.   Then, Company shall have the right to repay any first priority indebtedness incurred by Company up to $40,000, plus all applicable fees and interest, in connection with the Picture.

1.3.   Then, one hundred percent (100%) to the investors (including Investor and all In-Kind Contributors), *pro rata pari passu* until such investors shall have been distributed an aggregate amount equal to their investments, plus a fixed premium of twenty percent (20%);

1.4. Then, any deferred amounts that are payable in connection with the Picture shall be paid out on a *pari passu* and proportionate basis from Adjusted Gross Proceeds;

1.5. Thereafter, the balance shall be considered "Net Profits" and Investor shall receive Investor's Proportionate Share of fifty percent (50%) of such Net Profits (the "Investors' Net Profits") on a *pari passu* basis with other investors (including In-Kind Contributors), in perpetuity. The remaining fifty percent (50%) of Net Profits shall be distributed within the sole discretion of the Company (the "Producer Net Profits").

1.6. For the avoidance of doubt, none of the costs and expenses outlined herein may be deducted more than once.

1.7. "Proportionate Share" shall be defined as the proportionate amount that the Investor's Investment represents against the total investments in the Picture (including In-Kind Contributions).

1.8. It is understood and agreed that Company shall be permitted, within its sole discretion, to accept investors on an "in-kind" basis on the same terms as provided for cash investors in connection with the Picture (collectively "In-Kind Contributions" or "In-Kind Contributors"), provided that (i) any In-Kind Contributions shall be granted on an arms-length basis and Company shall use best commercial efforts to assign the reasonable fair market value to any such In-Kind Contributions, and (ii) in no event shall such In-Kind Contributions when taken with all cash investments exceed the Maximum Capitalization without Investor's prior written consent.

2.0 **Gross Proceeds**. "Gross Proceeds" with respect to any period shall mean all cash, revenues, funds and receipts received, credited to or earned by the Company in connection with the Picture in any and all media worldwide during such period, including without limitation, in connection with the exploitation of the Picture in any and all media worldwide. Notwithstanding the foregoing, excess cash received from any monies raised through a "Kickstarter" fundraising campaign and non-recoupable grant monies shall not be included in the definition of Gross Proceeds, provided that any such monies shall be utilized by Production Company solely in connection with the production, completion, promotion, delivery and/or exploitation of the Picture.

3.0 **Accounting**. The Company shall maintain complete books and records with respect to the distribution and exploitation of the Picture. The Company shall render to Investor, on a quarterly basis for the first two (2) years after initial distribution of the Picture, a written statement of monies due Investor, if any, hereunder (the "Investor Statement") and such Investor Statement shall be accompanied by remittance of any amount shown to be due to Investor thereon. Thereafter, Investor Statements and payments shall be provided semi-annually for as long as the Picture generates Gross Proceeds. If any error is made by the Company in any Investor Statement, it may be corrected by the Company within six (6) months thereafter by making any necessary deductions or additions on subsequent Investor Statements, or at the Company's option by rendering an Amended Investor Statement. Each Investor Statement shall be rendered within sixty (60) days following the end of each accounting period and shall include payment of the applicable amounts payable to Investor. Any Investor Statement rendered by the Company hereunder shall be deemed conclusively true and correct and binding upon Investor, and shall constitute an account stated and be incontestable unless Investor delivers to the Company in writing specific objections, setting forth specific transactions or items objected to and the basis of such objections, within two (2) years from the date of such Investor Statement. Any recovery by Investor shall be limited to those items specifically objected to in writing by Investor within said two (2) year period.

3.1. Investor shall have the right, at Investor's sole cost and expense, to engage a certified public accountant to examine the books and records of the Company. Such examination shall be made during reasonable business hours, and upon reasonable advance written notice, at the regular place of business of the Company where such books and records are maintained. Such examination shall not be made more frequently than once each calendar year and no more than once with respect to any accounting period. With respect to any accounting period for which the Company has rendered an Investor Statement, such examination shall be permitted only for a period of two (2) years from the date such Investor Statement was received by Investor. In the event that such audit(s) reveal a discrepancy in favor of Investor of five percent (5%) or more (but not less than U.S. $5,000), Company shall reimburse Investor for the reasonable costs of such audit(s).

3.2. If Company has entered into a CAMA, Company shall be relieved of its obligations to provide Investor with Investor Statements as provided for herein. Responsibility will be taken by CAMA

IN WITNESS WHEREOF, the parties have executed this agreement as of _____[EFFECTIVE DATE]_____.

COMPANY:

**Martingale LLC**

Founder Signature

Name: _____[FOUNDER_NAME]_____

Title: _____[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

INVESTOR:

By: _____

By: _Investor Signature_ _____

Name: ___[INVESTOR NAME]___

Title: __[INVESTOR TITLE]__

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited